SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 6)

MATRIXX INITIATIVES, INC.
(Name of Subject Company)
MATRIXX INITIATIVES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
57685L105
(CUSIP Number of Class of Securities)

Samuel C. Cowley
Executive Vice President, General Counsel and Secretary
Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, Arizona 85255
(602) 385-8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Matthew P. Feeney Snell & Wilmer L.L.P One Arizona Center 400 E. Van Buren Street Phoenix, Arizona 85004-2202 (602) 382-6000	Stephen M. Kotran Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction
This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Matrixx Initiatives, Inc., a Delaware corporation (the “Company”), on December 22, 2010. The Schedule relates to the tender offer by Wonder Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company, including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, as amended on December 14, 2010 and further amended on January 11, 2011, between the Company and Registrar and Transfer Company (the shares of the common stock of the Company, together with the associated rights, collectively referred to as the “Shares”), at a price of $8.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase, dated December 22, 2010, as amended, and in the related letter of transmittal, dated December 22, 2010, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 22, 2010, as amended.
Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.
ITEM 8. ADDITIONAL INFORMATION
     Item 8, “Additional Information” is hereby amended and supplemented by adding the following sentences to the end of the sixth paragraph on page 39 of the Schedule under the section titled “Product Liability Matters,” as amended by Amendment No. 2 to the Schedule filed January 12, 2011:
“Plaintiffs’ counsel has indicated to the Company that, as of the Settlement Expiration Date, they have met the required levels of participation, meaning that the Settlement Agreement is in effect. The Company is in the process of confirming that information. Initial data provided by plaintiffs’ counsel indicates that approximately 5% of the eligible plaintiffs and claimants have not confirmed their participation in the settlement program. The Company is uncertain regarding their intentions.”
     Item 8, “Additional Information” is hereby amended and supplemented by adding the following immediately before the section titled “Forward-Looking Statements”:
“Second Extension of the Offer Period
On February 1, 2011, Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, on Friday, February 4, 2011. The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on January 31, 2011, was extended in accordance with the Merger Agreement. In order to reflect the extension of the Offer, all references in this Schedule, including the Information Statement attached as Annex I, to “11:59 p.m., New York City time, on January 24, 2011,” as previously amended to refer to “5:00 p.m., New York City time, on January 31, 2011,” as the date and time the Offer expires, are hereby replaced, as appropriate, with “5:00 p.m., New York City time, on February 4, 2011.” The full text of the press release issued by H.I.G. on February 1, 2011 announcing the extension of the Offer is filed as Exhibit (a)(17) hereto and is incorporated herein by reference.”
ITEM 9. EXHIBITS
     Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit therein:
“(a)(17)	Press Release issued by H.I.G. Capital, LLC on February 1, 2011 (incorporated by reference to Exhibit (a)(1)(K) of Amendment No. 6 to the Schedule TO filed by Parent and Purchaser on February 1, 2011).”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2011

MATRIXX INITIATIVES, INC
/s/ William Hemelt
William Hemelt
President and Chief Executive Officer